1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com PHILIP T. HINKLE philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

March 28, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Eagle Point Credit Company Inc.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Eagle Point Credit Company Inc., a Delaware corporation (the “Corporation”), has today filed with the Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended, for the Corporation’s annual meeting of stockholders (the “Meeting”) to be held on May 16, 2017.

At the Meeting, stockholders of the Corporation will be asked to (i) elect two directors of the Corporation and (2) approve an amended and restated investment advisory agreement between the Corporation and Eagle Point Credit Management LLC, the Corporation’s investment adviser. We note that the Corporation intends to mail copies of its proxy statement, together with a notice of annual meeting of stockholders and proxy card, to its stockholders on or before April 18, 2017.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 (or by email at philip.hinkle @dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:           Nauman S. Malik, Eagle Point Credit Company Inc.